

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 5, 2009

Mr. Antonio Sena
Chief Financial Officer
ChinaCast Education Corporation
Suite 3316, 33/F, One IFC
1 Harbour View Street,
Central, Hong Kong

> **Re:** **ChinaCast Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 1-33771**

Dear Mr. Sena:

We have reviewed your supplemental response letter dated October 1, 2009 as well as your filing and have the following comment. As noted in our comment letter dated July 17, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

Note 18. Warrants and Unit Purchase Options, page F-39

1. We note your response to prior comment 1. In your calculation of the incremental consideration given to the warrant holders, it appears that you have valued the warrants given up by the holders using the fair value while valuing the warrants received by the holders using the intrinsic value. In this regard, it is unclear to us why you believe that each under-water warrant given up in the June 27, 2008 transaction, for example, was worth $0.66 while each newly issued warrant was worth $0.04. It appears to us that you should have valued the warrants at fair value both before and after the modification for purposes of calculating the impact to your earnings per share. Please revise or advise.

* * * *

   Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

        Sincerely,

        /s/ Carlos Pacho

        /for/ Larry Spirgel
        Assistant Director